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                            May 26, 2023

       Chris Stansbury
       Chief Financial Officer
       Lumen Technologies, Inc.
       100 CenturyLink Drive
       Monroe, LA 71203

                                                        Re: Lumen Technologies,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Filed February 23,
2023
                                                            Form 10-Q for the
Quarterly Period Ended March 31, 2023
                                                            Filed May 2, 2023
                                                            Form 8-K Furnished
on May 2, 2023
                                                            File No. 001-07784

       Dear Chris Stansbury:

              We have reviewed your April 25, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       April 11, 2023 letter.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Consolidated Financial Statements
       (3) Goodwill, Customer Relationships, and Other Intangible Assets, page
83

   1. We note in your response to prior comment 3 that you used a market approach and a discounted cash flow
method. Please tell us how each was weighted in estimating the fair value of the reporting
units.
   2. With regards to your market approach, please describe the trends in your NA Business revenue and EBITDA
multiples over the last several years. Also, you disclose on page 50
 Chris Stansbury
Lumen Technologies, Inc.
May 26, 2023
Page 2
         that you performed sensitivity analyses that considered a range of discount rates and
         EBITDA market multiples. Tell us whether you performed a sensitivity analysis of the
         NA Business revenue and NA Business EBITDA multiples and, if so, please provide.
         Lastly, in your response to prior comment 3, you indicate that your multiples were within the range of the peer group multiples. Please provide us with the range of the peer group multiples and tell us where the NA Business fell within the range.
3. You disclose the weighted average cost of capital (WACC) used for the NA Business reporting unit was 9.4% and you indicate in your response that this included a 5%
         company specific equity risk premium. Please tell us whether you included a company specific equity risk premium in the WACC assumption in prior quantitative analyses and, if not, why such premium was included in the 2022 analysis.
4. In your response you indicate that you compared revenue, Adjusted EBITDA growth and unlevered cash flow growth, as well as Adjusted EBITDA margin profiles and that the long-term growth rates used were in line or below comparable average growth for these measures in future years based on your long-term forecast. You also state that considering these factors, you concluded the selected WACC, market multiples, long-term growth rate estimated fair value and indicated control premium were all reasonable. Please expand on these points and explain further how you concluded that the NA Business growth rates used were reasonable including more details about the comparisons referenced. In this regard, tell us whether you compared these amounts and/or rates with peers and, if so, tell us what the range of peers was and explain where you were within the range.
5. Please tell us whether a sensitivity analysis was performed specific to the assumptions of revenue, adjusted EBITDA and unlevered cash flow growth rates, as well as the WACC, for the NA Business and if so, what those results were. Also, describe the trends in the
         NA Business assumptions over the last several years.
6. In your response, you indicate that one of the factors from which you determined that the
         59% control premium was reasonable was that it was within the 1.3%-71.6% range of eleven transactions occurring between November 1, 2021 and October 31, 2022. Please provide us with more information regarding these eleven premiums, such as what they were individually or on a weighted average basis. Further, describe the trends in your control premium over the last several years and explain any significant changes.
7. We note your response to prior comment 5. Please explain further how the significant
       decline in the company   s market capitalization throughout the last
seven months (e.g. $7.6
       billion as of October 31, 2022; $5.2 billion as of December 31, 2022; $2.4 billion as of
       April 5, 2023; and $2.3 billion as of May 2, 2023) did not trigger the need to perform a quantitative analysis; particularly given that the decline in market capitalization would
FirstName LastNameChris Stansbury
       presumably result in a much higher control premium that is outside the peer range.
Comapany    NameLumen
       Further, please tellTechnologies,
                            us whether youInc.
                                            intend to perform a quantitative
analysis in the quarter
       ended  June
May 26, 2023 Page 2 30, 2023.
FirstName LastName
 Chris Stansbury
FirstName  LastNameChris
Lumen Technologies, Inc. Stansbury
Comapany
May        NameLumen Technologies, Inc.
     26, 2023
May 26,
Page 3 2023 Page 3
FirstName LastName
Form 10-Q for the Quarterly Period Ended March 31, 2023

Notes to Consolidated Financial Statements
(11) Segment Information, page 29

8. We note your response to prior comment 7 and the revised disclosures here continue to include Total Adjusted EBITDA. As previously indicated, this is a non-GAAP measure and is prohibited in the notes to the financial statements. Accordingly, please revise to remove both tables on page 30. Further, we note that you removed the reconciliation of the total segments' measure of profit or loss to consolidated net income, which is required by ASC 280-10-50-30b. Therefore, revise to include the reconciliation from total segment adjusted EBITDA to net (loss) income, consistent with the reconciliation included on page 133 in the Form 10-K for the year ended December 31,
         2022.
Form 8-K Furnished on May 2, 2023

Exhibit 99.1
Financial Results, page 2

9. We note your response to prior comment 10 and revised presentation here. Please further revise to present Net Income, the most directly comparable GAAP measure to Adjusted
         EBITDA and Adjusted EBITDA, Excluding Special Items, and Net Income margin, the most directly comparable GAAP measure to Adjusted EBITDA Margin and Adjusted
         EBITDA Margin, Excluding Special Items, with greater prominence than the respective non-GAAP measures. Similar concerns apply to the presentation on page
3. In this
         regard, we note that you present Adjusted EBITDA, Excluding Specials Items and the respective margin without presenting the GAAP measure more prominently. Also, revise to remove the "Operating income" line in the reconciliation from net income to adjusted
         EBITDA on page 16. Refer to Question 103.02 of the Non-GAAP C&DIs.
        You may contact Melissa Kindelan, Senior Staff Accountant, at (202) 551-3564 or
Christine Dietz, Senior Staff Accountant, at (202) 551-3408 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology
cc:      Taylor Kriner, Director SEC Reporting